PART III – EXHIBIT 3

MATERIAL CONTRACTS

•	Employment Agreements of Carla Pepe, Dr. Jose Tiran Saucedo, Evan Karras and Nunzio Valerie Jr.

EMPLOYMENT AGREEMENT

This Management and Employment Agreement, effective November 01, 2013, is entered into, by and between Easton Pharmaceuticals Inc. a Wyoming registered Corporation with offices residing in Toronto, Canada (“the Company” or “Easton”), and Carla Pepe (The “Employee”).

Whereas the Company is a Wyoming registered corporation with its principle offices located in Toronto, Ontario Canada, and is the owner of various products and proprietary technology which includes drugs in the treatment of FSAD, OTC therapeutic / cosmeceutical products for the treatment of pain, nausea and other conditions as well as products such as “VIORRA” used for the treatment of FSAD; and

Whereas the Company wishes to retain Carla Pepe, providing her expertise and knowledge as a business Employee and expertise in the pharmaceutical and cosmeceutical industry; and

Whereas the Company desires assurance of the association and services of Carla Pepe in order to retain Carla Pepe’s experience, skills, abilities, background and knowledge, and is willing to engage Carla Pepe’s services on the terms and conditions set forth in this Agreement

Whereas Carla Pepe desires to be in the employment of the Company, and is willing to accept such employment on the terms and conditions set forth in this Agreement, and

Whereas the Company wishes to immediately appoint Carla Pepe as the Companies Secretary / Treasurer and director, with the option of having Carla Pepe becoming the fulltime CEO of the Company commencing on March 01, 2014; and

Now, Therefore, The Parties Agree as Follows:

1.	Engagement.

1.1	Term. The Company hereby employs Carla Pepe (the “Employee”), and the employee hereby accepts employment by the Company, upon the terms and conditions set forth in this Agreement. The term of this Agreement will begin immediately following the execution of this agreement, the Effective Date, and will continue until the (1st) anniversary of the Effective Date, unless terminated earlier in accordance with Section 7 below (the “Term”).

1.2	Title. The Employee will have the title of Director. Secretary / Treasurer and Chief Marketing Officer upon signing of this agreement, with this being reflected on the Wyoming Secretary Of State Articles of Incorporation. Until such time as the Employee becomes the CEO of the Company Commencing on March 1 st , 2014, The Employee will report in the chain of command to the person or persons designated by the Company’s Board of Directors (the “Board”).

1.3	Other Positions. The Employee will also serve in an advisory capacity to management and subsidiaries and any other capacity or capacities to be determined by the Company or the Board of Directors of the Company. The Employee will report in the chain of command to the person or persons designated by the Subsidiaries’ Board of Directors (the “Subsidiary Board”).

1.4	Employment. The Employee will work for the Company and its subsidiaries on time flexible terms convenient to the Employee. She will not lend any of her knowledge to other, clients, or companies who are competitors to the Company, and will continue to work with current and future clients

2.	Services

2.1	Duties. The Employee will do and perform all services, acts, or things reasonably consistent with his position as stated in section 1.2, all in accordance with the bylaws of the Company and as required by the Board.

2.2	Policies and Practices. The employment relationship between the Parties will be governed by the policies and practices established by the Company and the Board of Directors.

3.	Compensation

Fees. Company agrees to pay Carla Pepe a cash salary in the amount of $2000cdn per month to be agreed and paid to Carla Pepe commencing on March 1” 2014 which will be the date the employee is officially placed as CEO to the Company. Such payments will be paid based upon the Employee’s time and efforts or as needed and required by the company, in accordance with Company policy. Such Base Salary will he prorated for any partial year of employment on the basis of a 365-day fiscal year or if the employment is prematurely terminated.

3.1	Common Stock. Upon signing of this agreement, The Company shall issue to the Employee a total of 20 (twenty million) shares of restricted common stock, from the Company Treasury, at a value of $0.005 per share.

3.2	20 (Twenty Million) shares shall be issued to the Employee upon signing of this agreement with all shares to be held in trust and to be advanced on the first anniversary date of this agreement as long as the Employee is still deemed to be an employee to the Company. If the Employee ceases to work for the Company during the term of this contract, for any reason, the Employee will be entitled to a prorated amount of shares earned through the date of termination and the Company will thereafter have no further obligations to the Employee and/or the Employees heirs under this Agreement.

3.3	Anti-Dilution Adjustments. If, the shares of EASTON PHARMACEUTICALS, INC. Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, reverse-split, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period (any such event or any event with a similar effect, an “Anti-Dilution Event”), the Employees shares ratio shall be appropriately and proportionately adjusted on a prorata basis to reflect such Anti-Dilution Event. There shall be no adjustment in the exchange ratio in the event of any change in the price of EASTON PHARMACEUTICALS, INC. Common Stock or any other matter, other than for Anti-Dilution Events. For further clarity, the prorata adjustment shall mean and be reflected on all remaining shares the Employee has not sold or liquidated prior to any common stock reclassification.

3.4	Benefits. The Employee will, in accordance with Company policy and the terms of the applicable plan documents, be eligible to participate in benefits under any Employee benefit plan or arrangement which may be in effect from time to time and made available to the Company’s Employee’s or key management employees.

3.5	Employment Taxes. All of the Employee’s compensation will be subject to customary taxes and any other employment taxes as are commonly required to be collected, but shall be the sole responsibility of the Employee to Pay. The Company shall have no responsibility to pay or deduct any taxes on the Employee’s behalf

3.6	Revisions. Modifications to this agreement can be made but only by mutual agreement and with appropriate written documentation.

4.0	Duties Required From Employee.

4.1	Perform day to day operation of the company and act in the same capacity and authority as Secretary / Treasurer while employed until such time as the Employee is placed as the CEO to the Company.

Assist in attempting to provide approval to Health Canada, USEDA or other regulatory bodies in markets both in and outside North America related to Viorra or related products on behalf of the company.

Responsible for reviewing, analyzing, and formulating product as well as providing opinions, Research and Development. due diligence expertise on any products as well as provide her business expertise to assist in any other forms to allow the Company to meet its business objectives.

5.	Hold Harmless and Indemnification

5.1	This mutually agreed upon Management Agreement establishes an amicable relationship to assist the Company in the achievement of its corporate development. The Company agrees to indemnify and hold the Employee harmless from any and all loss, damages, claims, causes of action, liabilities and expenses (including but not limited to reasonable investigations and legal expenses) arising out of any claim for loss or damage to property, and any injuries to or death of persons caused by or resulting from the Company’s negligence or willful misconduct, or any other breach of this contract that is not a result of any work performed or any products developed by the Employee on behalf of the Company.

6.	Term

6.1	The term of this agreement shall be for a minimum of 12 months unless earlier terminated in accordance to its terms. The agreement can be mutually adjusted as agreed to in writing at any future date and will be reviewed at the one year anniversary date of this agreement.

7.	Termination

7.1	This Agreement shall automatically terminate upon a material breach of the Agreement not cured within thirty days after notice by the non-breaching party detailing such breach. There should be no termination of the Agreement without cause.

7.2	If the Employee ceases to work for the Company during the term of this contract, for any reason, the Company will pay to the Employee, and/or the Employee’s heirs, the Employee’s and agreed upon fees, earned through the date of termination at the rate in effect at the time of termination and a prorated amount of the Common Shares set forth in Section 3 earned through the date of termination and the Company will thereafter have no further obligations to the Employee and/or the Employee’s heirs under this Agreement.

8.	Entire Agreement

8.1	This Agreement sets forth the entire understanding of the parties, there being no terms, conditions, promises, warranties or representations other than those contained or referenced herein, and no amendments hereto shall be valid unless made in writing and signed by the parties hereto.

9.	Severability

9.1	If any provision of this agreement is declared or found to be illegal, unenforceable, or void, in whole or in part. it is the intent and agreement of both parties that this Agreement shall be deemed amended by modifying such provisions to the extent necessary to make it legal. valid and enforceable.

10.	Binding Agreement

10.1	Each party is fully competent, authorized and empowered to sign this Agreement and bind each party. Each party has taken the necessary action to make this Agreement fully authorized and binding upon such party. By signing below, each party agrees to be bound by the terms of this Agreement.

10.2	It is understood by both parties that any action by either party should be assumed to be professionally and ethically correct and it is the intent of the contract that is most significant. Both parties agree to address any potential or perceived breach of the Agreement as a misunderstanding to he addressed in a professional. business-like and amiable manner rapidly and in the best interest of the business and project goals.

11.	Representations and Warranties.

11.1	The Employee represents and warrants that the Employee is not restricted or prohibited, contractually or otherwise, from entering into and performing each of the terms and covenants contained in this Agreement, and that the Employee’s execution and performance of this Agreement will not violate or breach any other agreements between the Employee and any other person or entity.

12.	Confidential and Proprietary Information.

12.1	As a condition of employment. the Employee agrees to not divulge any of the Company’s and/or its Affiliates confidential information or trade secrets to others, unless necessitated in the course of doing Company business.

13.	Assignment

13.1	The rights and obligations under this Agreement shall not be transferable by assignment or otherwise, and any purported assignment, transfer or delegation thereof shall be void. This Agreement shall inure to the benefit of, and be binding upon and enforceable by, any purchaser of substantially all of the Company’s assets, any corporate successor to the Company or any Assignee thereof.

14.	Governing Law

14.1	This Agreement shall be governed by and construed in accordance with the laws of the Province Of Ontario without regard to conflict of law principles.

15.	Notices

15.1	All notices or demands to be given or made under this agreement shall he transmitted by facsimile, overnight express mail, or registered mail. Mutually acknowledged and agreed to receipt of notices may be made by email transmission for the benefit of both parties.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date set forth below but to be in effect from November 1, 2013.

Easton Pharmaceuticals	Carla Pepe

/s/ Carla pepe

CONSULTING AGREEMENT

This Employment Agreement, effective May 15, 2015, is entered into, by and between Easton Pharmaceuticals Inc. a Wyoming registered Corporation (“the Company” or “Easton”), and Dr. Jose Tiran Saucedo a Mexican private Citizen (The “Consultant”).

Whereas the Company is a Wyoming registered corporation with its principle offices located in Toronto, Ontario Canada, and is the owner of various products and proprietary technology as well as having interests in several Joint-Venture products together with BMV Medica, S.A. de C.V. including a diagnostic device for the detection of bacterial vaginosis and trichomonas infections and other ancillary products related to Easton’s transdermal delivery technology.

Whereas the Company wishes to retain Consultant, providing its expertise and knowledge in the pharmaceutical and cosmeceutical industry; and especially as it pertains to women’s health, in infectious diseases and cosmetic applications based on Hyaluronic Acid (HA).

Whereas the Company desires assurance of the association and services of Consultant in order to retain Consultant’s experience, skills, abilities, background and knowledge, and is willing to engage Consultant’s services on the terms and conditions set forth in this Agreement

Whereas Consultant desires to be in the employ of the Company, and is willing to accept such employment on the terms and conditions set forth in this Agreement, and

Whereas the Company wishes to appoint the Consultant to the position of Chief Medical officer For Mexico and Latin America;

Now, therefore, the parties agree as follows:

1.	Engagement.

1.1	Term. The Company hereby employs the consultant, and the Consultant hereby accepts employment by the Company, upon the terms and conditions set forth in this Agreement. The term of this Agreement will begin immediately following the execution of this agreement, the Effective Date, and will continue for successive one-year terms unless terminated earlier in accordance with Section 7 below (the “Term”).

1.2	Title. The Consultant will hold the position of Chief Medical Officer to the Company and will serve in such other capacity or capacities as may be prescribed by the Company or the Consultant’s superiors. The Consultant will report in the chain of command to the person or persons designated by the Company’s Board of Directors (the “Board”).

1.3	Other Positions: The Consultant will also serve in an advisory capacity to management and subsidiaries and any other capacity or capacities to be determined by the Company or the Board of Directors of the Company. The Consultant will report in the chain of command to the person or persons designated by the Subsidiaries’ Board of Directors (the “Subsidiary Board”).

1.4	Employment. The Consultant will work for the Company and its subsidiaries on a part time basis, but on flexible terms convenient to the Consultant and his schedule. He will not lend any of his knowledge to other, clients, or companies who are competitors to the Company, and will continue to work with current and future clients.

2.	Services

2.1	Duties. The Consultant will do and perform all services, acts, or things reasonably consistent with his position as stated in section 1.2, all in accordance with the bylaws of the Company and as required by the Board.

2.2	Policies and Practices. The employment relationship between the Parties will be governed by the policies and practices established by the Company and the Board of Directors.

3.	Compensation

3.1	Fees. Company agrees to pay the Consultant s fee of $12,000usd within 15 calendar days of execution of this agreement.

Royalties: Consultant and Easton shall agree upon a royalty on sales of products for which Consultant plays a role in the marketing/promotional efforts.

3.2	Benefits. The Consultant will, in accordance with Company policy and the terms of the applicable plan documents, be eligible to participate in benefits under any Consultant benefit plan or arrangement which may be in effect from time to time and made available to the Company’s Consultant or key management employees.

3.3	Employment Taxes. All of the Consultant’s compensation will be subject to customary taxes and any other employment taxes as are commonly required to be collected, but shall be the sole responsibility of the Consultant to Pay. The Company shall have no responsibility to pay or deduct any taxes on the Consultants behalf

3.4	Revisions. Modifications to this agreement can be made but only by mutual agreement and with appropriate written documentation.

4.0	Duties Required From Consultant.

4.1	Perform advisory services to the company and act in the same capacity and authority as Consultant while employed as a consultant.

Assist in formulating a marketing/launch plan for the diagnostic device marketed by Easton/BMV, under its own trademarked name, same with a bacterial treatment for bacterial vaginosis, as well as a yeast treatment for a diagnosis of a vaginal yeast infection. Help Easton/BMV form a world-class Medical/Scientific Advisory Board to ensure the correct critical path for Easton/BMV’s suite of feminine health care products. Be available to speak at medical conferences, and act as spokesperson for Easton/BMV in the areas concerned with women’s health. Assist in reviewing, analyzing, and formulating products as well as providing opinions, Research and Development, due diligence expertise on any products including creating new products on behalf of the company.

5.	Hold Harmless and Indemnification

5.1	This mutually agreed upon Management Agreement establishes an amicable relationship to assist the Company in the achievement of its corporate development. The Company agrees to indemnify and hold the Consultant harmless from any and all loss, damages, claims, causes of action, liabilities and expenses (including but not limited to reasonable investigations and legal expenses) arising out of any claim for loss or damage to property, and any injuries to or death of persons caused by or resulting from the Company’s negligence or willful misconduct, or any other breach of this contract that is not a result of any work performed or any products developed by the Consultant on behalf of the Company.

6.	Term

6.1	The term of this agreement shall be for a minimum of 12 months unless earlier terminated in accordance to its terms. The agreement can be mutually adjusted as agreed to in writing at any future date.

7.	Termination

7.1	This Agreement shall automatically terminate upon a material breach of the Agreement not cured within thirty days after notice by the non-breaching party detailing such breach. There should be no termination of the Agreement without cause.

7.2	If the Consultant ceases to work for the Company during the term of this contract, for any reason, the Company will pay to the Consultant, and/or the Consultant’s heirs, the Consultant’s and agreed upon fees, earned through the date of termination at the rate in effect at the time of termination and a prorated amount of the Common Shares set forth in Section 3 earned through the date of termination and the Company will thereafter have no further obligations to the Consultant and/or the Consultant’s heirs under this Agreement.

8.	Entire Agreement

8.1	This Agreement sets forth the entire understanding of the parties, there being no terms, conditions, promises, warranties or representations other than those contained or referenced herein, and no amendments hereto shall be valid unless made in writing and signed by the parties hereto.

9.	Severability

9.1	If any provision of this agreement is declared or found to be illegal, unenforceable, or void, in whole or in part, it is the intent and agreement of both parties that this Agreement shall be deemed amended by modifying such provisions to the extent necessary to make it legal, valid and enforceable.

10.	Binding Agreement

10.1	Each party is fully competent, authorized and empowered to sign this Agreement and bind each party. Each party has taken the necessary action to make this Agreement fully authorized and binding upon such party. By signing below, each party agrees to be bound by the terms of this Agreement.

10.2	It is understood by both parties that any action by either party should be assumed to be professionally and ethically correct and it is the intent of the contract that is most significant. Both parties agree to address any potential or perceived breach of the Agreement as a misunderstanding to be addressed in a professional, business-like and amiable manner rapidly and in the best interest of the business and project goals.

11.	Representations and Warranties.

11.1	The Consultant represents and warrants that the Consultant is not restricted or prohibited, contractually or otherwise, from entering into and performing each of the terms and covenants contained in this Agreement, and that the Consultant’s execution and performance of this Agreement will not violate or breach any other agreements between the Consultant and any other person or entity.

12.	Confidential and Proprietary Information.

12.1	As a condition of employment, the Consultant agrees to not divulge any of the Company’s and/or its Affiliates confidential information or trade secrets to others, unless necessitated in the course of doing Company business.

13.	Assignment

13.1	The rights and obligations under this Agreement shall not be transferable by assignment or otherwise, and any purported assignment, transfer or delegation thereof shall be void. This Agreement shall inure to the benefit of, and be binding upon and enforceable by, any purchaser of substantially all of the Company’s assets, any corporate successor to the Company or any Assignee thereof.

14.	Governing Law

14.1	This Agreement shall be governed by and construed in accordance with the laws of the Province Of Ontario without regard to conflict of law principles.

15.	Notices

15.1	All notices or demands to be given or made under this agreement shall be transmitted by facsimile, overnight express mail, or registered mail. Mutually acknowledged and agreed to receipt of notices may be made by email transmission for the benefit of both parties.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date set forth below but to be in effect from May 15, 2015.

Easton Pharmaceuticals Inc.	Consultant

/S/: Carla Pepe, Director	/S/ Dr. Jose Tiran Saucedo

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”), is made and entered into on this 16 th day of July, 2015 (the “Effective Date”), by and between Easton Pharmaceuticals, Inc., a Wyoming corporation (the “Company”), with a mailing address for notice purposes of 265 Rimrock Rd., Suite 200, North York, Ontario, Canada, and Mr. Evan Karras (“Employee”), an individual whose mailing address for notice purposes is.

RECITALS

A. The Company is a research and development organization engaged in the business of owning rights to Cancer Drugs for Latin America, developing transdermal delivery systems and various Drugs, OTC products, Diagnostic Devices For Woman and Drugs utilizing the proprietary delivery system in VIVO . The Company desires to employ Employee and Employee desires to be employed by the Company, all upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants of the parties hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE 1

EMPLOYMENT AND DUTIES

1.1 Employment of Employee. On the Effective Date, the Company agrees to employ Employee and Employee accepts such employment pursuant and subject to the terms and conditions of this Agreement.

1.2. Duties and Powers. During the Employment Period (as defined herein), Employee shall serve as Chief Executive Officer of the Company and will have such responsibilities, duties and authority, and will render such services for and in connection with the Company and its affiliates as are customary in such position in a comparable company and as the Executive Chairman or the Board of Directors of the Company (the “Board”) shall from time to time reasonably direct. Employee shall devote Employee’s time and attention to the Business of the Company on a flexible time that meets the personal schedule of the Employee and shall use best efforts to faithfully carry out Employee’s duties and responsibilities hereunder. During the Employment Period (as defined herein), Employee may serve on charitable and civic boards, subject to the prior approval of the Executive Chairman, which approval shall not be unreasonably withheld, so long as such board position(s) do not limit or interfere with Employee’s duties to the Company hereunder or breach any agreement between Employee and the Company. Employee shall comply with all personnel policies and procedures of the Company as the same now exist or may be hereafter implemented by the Company from time to time, including those policies contained in the Company’s employee manual or handbook which sets forth policies and procedures generally for employees of the Company and its subsidiaries and affiliates (the “Handbook”) to the extent not inconsistent with this Agreement. The Company will nominate and use its reasonable best efforts to have Employee elected and re-elected to a seat on the Company’s Board of Directors during the Employment Period.

ARTICLE 2

TERM OF EMPLOYMENT

Unless sooner terminated as provided elsewhere in this Agreement, Employee’s employment under this Agreement shall begin on the Effective Date and end at 11:59 p.m. Eastern Time on July 17, 2015 (“Initial Employment Period”). Thereafter, this Agreement shall automatically renew for successive one-year periods, unless either the Company or Employee provides written notice to the other at least ninety (90) days prior to the termination of the Initial Employment Period or any renewal period stating said party’s desire to terminate this Agreement. The Initial Employment Period and any extension or renewal thereof shall be referred to herein together as the “Employment Period”. Notwithstanding anything to the contrary contained herein, the Employment Period is subject to termination pursuant to Article 4 hereof.

ARTICLE 3

COMPENSATION AND BENEFITS

3.1 Base Salary. If and when the Company has raised sufficient financing, the Company will pay Employee an annual base salary at a rate of $45,000 per annum (the “Base Salary”), payable in accordance with the Company’s regular payroll policy for salaried employees. If the company has insufficient funding available to meet the payment obligations to the employee, the salary shall be deferred and placed on the company’s financial statements and other documents of record. The Base Salary of Employee may be subject to increase (but not decrease) annually during the Employment Period by the Company. Except as set forth in Section 4.2.(b) hereof, if the Employment Period is terminated “For Cause” pursuant to Article 4 hereof or is otherwise shorter than a full contract year, then the Base Salary for any partial year will be prorated and paid through the date of termination based on the number of days elapsed in such year during which services were actually performed by Employee, and the Company shall have no further obligation to pay the Employee’s Base Salary following the date of termination. Notwithstanding anything herein to the contrary, the Company shall not be obligated to pay Employee the Base Salary during any period in which Employee has exhausted Employee’s paid time off and is either (a) receiving short-term or long-term disability benefits under any policy or program maintained by the Company, (b) on Family and Medical Leave Act leave, or (c) is unable to perform Employee’s essential job duties by reason of a physical or mental incapacity or disability with or without a reasonable accommodation.

3.2 Benefits.

a. If available, During the Employment Period, Employee shall be eligible to participate in and/or receive benefits under the health insurance, group term life/AD&D, short and long-term disability, retirement, paid-time off, deferred compensation and other plans maintained from time to time by the Company, subject in each instance to Employee meeting all eligibility and qualification requirements of such plans. During the Employment Period, Employee shall be entitled to twenty-seven (27) days of paid-time-off annually, subject to the provisions of the Handbook.

b. If and when available, in addition to the benefits provided in (a) above, during the Employment Period, Employee shall be entitled to participate in (i) the employee incentive compensation plan maintained for employees of the Company, as the same may be amended from time to time (the “Incentive Compensation Plan”), and (ii) the 1995 Equity Compensation Plan maintained by PPD, as the same has been and may be amended from time to time, or any successor plan (the “ECP”), subject in each instance to Employee meeting all eligibility and qualification requirements of such plans.

3.3 Equity Grants.

a. Restricted Stock Option. The Company shall issue to Employee 20,000,000 shares of Eastons’s common stock issued at a price of $0.005 per share.

3.4 Expenses. The Company will reimburse Employee, in accordance with and subject to Employee’s compliance with the Company’s policy, for Employee’s necessary and reasonable out-of-pocket expenses incurred in the course of performance of Employee’s duties hereunder. In addition, the Company will reimburse Employee for his reasonable attorneys’ fees in connection with entering into this Agreement, up to $10,000. All reimbursement of expenses to Employee hereunder shall be conditioned upon presentation of sufficient documentation evidencing such expenses.

3.5 Working Facilities. Employee shall work out of the Company’s offices or from more flexible and convenient facilities such as his own home until such time as the Company shall furnish Employee with such office space, equipment, technical, secretarial and clerical assistance and such other facilities, services and supplies as shall be reasonably necessary and suitable to his position to enable Employee to perform the duties required of Employee hereunder in an efficient and professional manner.

ARTICLE 4

TERMINATION OF EMPLOYMENT

4.1 Basis for Termination. Notwithstanding any other provision in this Agreement to the contrary, the Employment Period and Employee’s employment hereunder shall terminate effective on the date indicated upon the happening of any of the following events:

a. The employee shall continue be an executive and employee until such time as the he has wilfully resigned or until this employment agreement expires or until such time as the Company has terminated this agreement;

b. Upon a determination by the majority of any future board members appointed over the course of time, acting in good faith, that Employee has a physical or mental incapacity or disability which renders Employee unable to perform Employee’s essential job duties under this Agreement with or without reasonable accommodation for a period in excess of ninety (90) days during any twelve-month period hereunder, effective upon the date said determination is communicated in writing to Employee or such later date as specified therein; provided, however, that during any period of Disability during which the Employee is receiving compensation under the Company’s short term disability policy, the Company will pay to Employee, minus any applicable taxes and withholdings, an amount equal to the difference between such short term disability payments and Employee’s then current base salary. Company shall not have the right to terminate Employee by reason of disability if such termination would terminate Employee’s receipt of or right to receive short-term or long-term disability benefits under any policy or program maintained by the Company; provided, further, nothing herein shall give the Company the right to terminate Employee prior to discharging its obligations to Employee, if any, under the Family and Medical Leave Act, the Americans with Disabilities Act, or any other applicable law; or

c. Upon a determination by the Board, acting in good faith but made in the Board’s sole discretion, that there is ground for termination for “Cause.” “Cause” will exist where Employee: (i) willfully or repeatedly failed to substantially perform Employee’s reasonable and lawful duties and responsibilities for the Company and/or committed a material violation of any material Company policy or procedure (including without limitation any policy or procedure described in the Handbook); (ii) willfully, intentionally or negligently engaged in any act or omission that injures, or, in the opinion of the Board, is more likely than not to materially injure the business or reputation of the Company, including but not limited to injury to any director, employee, client or shareholder of the Company; (iii) demonstrated repeated, willful or gross negligence and/or willful misconduct in Employee’s execution of duties for the Company (including but not limited to insubordination); (iv) engaged in a form of discrimination or harassment prohibited by law (including, without limitation, discrimination or harassment based on race, color, religion, sex, national origin, age, disability, and/or genetic information); (v) misappropriated or embezzled any tangible or intangible property of the Company; (vi) breached any of the material terms of this Agreement and/or any other written agreement between Employee and the Company; and/or (vii) has been indicted on charges or convicted or pleaded guilty or no contest to a felony; in each case effective upon the date said determination is communicated in writing to Employee or such later date as specified therein.

d. Upon written notice by either Employee or the Company to the other party, effective on the date set forth in such notice or such earlier date as the Company may provide.

4.2 Compensation After Termination.

a. If (i) the Company terminates Employee’s employment during the Employment Period pursuant to Section 4.1.a, 4.1.b, or 4.1.c hereof, (ii) either party terminates this Agreement pursuant to Article 2 hereof or (iii) Employee voluntarily terminates this Agreement pursuant to Section 4.1.d hereof, then the Employment Agreement and Employee’s employment with the Company shall terminate and the Company shall have no further obligations hereunder or otherwise with respect to Employee’s employment from and after the termination or expiration date, except that the Company shall pay Employee’s Base Salary accrued through the date of termination or expiration and shall provide such benefits as are required by applicable law. Notwithstanding the foregoing, if the Company terminates Employee pursuant to Section 4.1.a or 4.1.b, the Company will pay to Employee a pro rata share of any incentive compensation earned by Employee during the year in which such termination occurs, such incentive compensation to be determined and payable in the same manner and at the same time as it would have been had Employee’s employment not been terminated pursuant to Section 4.1.a or 4.1.b.

b. If the Company terminates the Employee’s employment pursuant to Section 4.1.d hereof, then the Company shall have no further obligations hereunder or otherwise with respect to Employee’s employment from and after the termination date, except that, subject to receiving a signed separation agreement and general release of claims from Employee substantially in the form set out in attached Exhibit 1 to this Agreement, modified as necessary so as to be fully enforceable under current applicable law, Company shall pay Employee’s Base Salary through the end of the then current Employment Period and shall provide benefits as are required by applicable law. However, any payments under this Section 4.2.b. payable after termination of employment may be delayed as may be required by Section 7.12 hereof. Provided, however, if the termination of Employee’s employment results in compensation and benefits being provided to Employee pursuant to the Severance Agreement of even date herewith, Employee shall receive no compensation under this Section 4.2, except for Base Salary and benefits accrued through the date of termination or as are otherwise required by applicable law.

4.3 Continuing Rights upon Termination of Employment Period. Notwithstanding any termination or expiration of this Agreement, the Company shall continue to have all other rights available hereunder, including without limitation all rights under the Proprietary Agreement and/or the Non-Competition Agreement (as hereinafter defined).

4.4 Resignation as Officer and Director. Upon termination or expiration of Employee’s employment by either party for any reason, Employee will also be deemed to have resigned Employee’s position(s), if any, as an officer or director of the Company, as a member of any committee the Board of Directors of the Company, as an officer, director, manager or any other office or position of any subsidiary or affiliate of the Company, and any other position(s) Employee holds at the request of, or for the benefit of, the Company or its subsidiaries or affiliates.

ARTICLE 5

PROPRIETARY INFORMATION

Prior to or coincident with the commencement date of this Agreement, Employee shall execute and deliver to the Company its standard Proprietary Information and Inventions Agreement (the “Proprietary Agreement”), a copy of which is attached hereto as Annex A .

ARTICLE 6

NON-COMPETITION AND NON-SOLICITATION

Prior to or coincident with the commencement date of this Agreement, Employee shall execute and deliver to the Company its standard Non-Competition and Non-Solicitation Agreement (the “Non-Competition Agreement”), a copy of which is attached hereto as Annex B.

ARTICLE 7

MISCELLANEOUS

7.1 Withholding Taxes. All amounts payable under this Agreement, whether such payment is to be made in cash or other property, shall be subject to applicable withholding requirements for Federal, state and local income taxes, employment and payroll taxes, and other legally required withholding taxes and contributions to the extent appropriate in the determination of the Company, and Employee shall report all such amounts as ordinary income on Employee’s personal income returns and for all other purposes.

7.2 Assignment. No party hereto may assign or delegate any of its rights or obligations hereunder without the prior written consent of the other party hereto; provided, however, that the Company shall have the right to assign all or any part of its rights and obligations under this Agreement (i) to any member, subsidiary or affiliate of the Company or any surviving entity following any merger or consolidation of any of those entities with any entity other than the Company, or (ii) in connection with the sale of the Business by the Company.

7.3 Binding Effect. All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall be binding upon and inure to the benefit of the respective legal representatives, heirs, successors and permitted assigns of the parties hereto.

7.4 Entire Agreement. This Agreement, together with the Proprietary Agreement, Severance Agreement and the Non-Competition Agreement of even date herewith, sets forth the entire understanding of the parties and supersedes and preempts all prior oral or written understandings and agreements with respect to the subject matter hereof.

7.5 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

7.6 Amendment; Modification. No amendment or modification of this Agreement and no waiver by any party of the breach of any covenant contained herein shall be binding unless executed in writing by the party against whom enforcement of such amendment, modification or waiver is sought. No waiver shall be deemed a continuing waiver or a waiver in respect of any subsequent breach or default, either of a similar or different nature, unless expressly so stated in writing.

7.7 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of North Carolina, without giving effect to provisions thereof regarding conflict of laws.

7.8 Arbitration. Except for disputes, controversies or claims arising out of or related to the Proprietary Agreement and/or the Non-Competition Agreement attached as Annex A and B , respectively, any dispute, controversy or claim arising out of or relating to this Agreement, including but not limited to its existence, validity, interpretation, performance or non-performance, or breach, shall be decided by a single neutral arbitrator agreed upon by the parties hereto in Wilmington, North Carolina in binding arbitration pursuant to the commercial arbitration rules of the American Arbitration Association then in effect. The parties to any such arbitration shall be limited to the parties to this Agreement or any successor thereof. The written decision of the arbitrator shall be final and binding and may be entered and enforced in any court of competent jurisdiction. Each party waives any right to a jury trial in any such forum. Each party to the arbitration shall pay its fees and expenses, unless otherwise determined by the arbitrator.

7.9 Notices. All notices, demands or other communications to be given or delivered hereunder or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been properly served if (a) delivered personally, (b) delivered by a recognized overnight courier service, (c) sent by certified mail, return receipt requested and first class postage prepaid, or (d) sent by facsimile transmission followed by a confirmation copy delivered by a recognized overnight courier service the next day. Such notices, demands and other communications shall be sent to the address first set forth above, or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Date of service of such notice shall be (i) the date such notice is personally delivered or sent by facsimile transmission (with issuance by the transmitting machine of a confirmation of successful transmission), (ii) the date of receipt if sent by certified mail, or (iii) the date of receipt if sent by overnight courier.

7.10 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same agreement.

7.11 Descriptive Heading; Interpretation. The descriptive headings in this Agreement are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

7.12 409A.

(a) It is intended that this Agreement and the payments hereunder will not be considered to constitute in whole or in part a nonqualified deferred compensation plan within the meaning of Code section 409A and the Treasury Regulations and guidance promulgated thereunder (collectively, “Section 409A”) and so will be exempt from the requirements of Section 409A, and the Agreement shall be interpreted to that end to the fullest extent possible. However, in the event that any payment or benefit (or portion thereof) provided pursuant to this Agreement is nonetheless determined to be paid from a nonqualified deferred compensation plan subject to Section 409A, the applicable terms of this Agreement shall be interpreted in a manner that complies with Section 409A to the fullest extent possible.

(b) Any payment due under the Agreement of nonqualified deferred compensation within the meaning of Section 409A that is payable on termination of employment (or similar term) shall be delayed until the Employee also has “separation from service” within the meaning of Section 409A.

(c) For purposes of Section 409A, the Employee’s right to receive any installment payments pursuant to this Agreement (including payments under Section 4.2.b. hereof) shall be treated as a right to receive a series of separate and distinct payments. Further, if an amount to be paid to the Employee under the Agreement on account of his “separation from service” while the Employee is a “specified employee” is an amount payable under a “nonqualified deferred compensation plan” (as those terms are defined under Section 409A), any such payments that would otherwise be paid within 6 months after such separation from service shall not be paid until the first business day after the end of such six-month period, or, if earlier, within 15 days after the appointment of the personal representative or executor of the Employee’s estate following his death, at which time such delayed payments shall be paid in a single payment without interest.

(d) With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits that are not excluded from the Employee’s taxable income, then except as permitted by Section 409A (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit; (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided, that the foregoing clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to the period the arrangement is in effect; and (iii) such payments shall be made on or before the last day of the Employee’s taxable year following the taxable year in which the expense was incurred.

7.13 No General Waivers. The failure of any party at any time to require performance by any other party of any provision hereof or to resort to any remedy provided herein or at law or in equity shall in no way affect the right of such party to require such performance or to resort to such remedy at any time thereafter, nor shall the waiver by any party of a breach of any of the provisions hereof be deemed to be a waiver of any subsequent breach of such provisions. No such waiver shall be effective unless in writing and signed by the party against whom such waiver is sought to be enforced.

7.1.4 Indemnification. The Company shall indemnify and hold Employee harmless to the fullest extent permitted by the laws of the Company’s state of incorporation in effect at the time against and in respect of any and all actions, suits, proceedings, claims, demands, judgments, costs, expenses (including advancement of reasonable attorney’s fees), losses, and damages resulting from Employee’s good faith performance of Employee’s duties and obligations with the Company. Executive will be entitled to be covered, both during and, while potential liability exists, by any insurance policies the Company may elect to maintain generally for the benefit of officers and directors of the Company against all costs, charges and expenses incurred in connection with any action, suit or proceeding to which Employee may be made a party by reason of being an officer or director of the Company, or any subsidiary or affiliate, in the same amount and to the same extent as the Company covers its other officers and directors. These obligations shall survive the termination of Executive’s employment with the Company.

IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement as of the day and year first above written.

COMPANY:	EASTON PHARMACEUTICALS, INC.

By:
	Name:	/S/ Nunzio Valerie Jr.
	Title:	President / Director

EMPLOYEE:
/S/ Evan Karras

EMPLOYMENT AGREEMENT

This Management and Employment Agreement, effective May 25, 2015, is entered into, by and between Easton Pharmaceuticals Inc. a Wyoming registered Corporation with offices residing in Toronto, Canada (“the Company” or “Easton”), and Nunzio Valerie Jr. (The “Employee”).

Whereas the Company is a Wyoming registered corporation with its principle offices located in Toronto, Ontario Canada, and is the owner of various products and proprietary technology which includes drugs in the treatment of FSAD, OTC therapeutic / cosmeceutical products for the treatment of pain, nausea and other conditions as well as products such as “VIORRA” used for the treatment of FSAD, Medical Marijuana and other products and industries; and

Whereas the Company wishes to retain Nunzio Valerie Jr., providing his expertise and knowledge as a business Employee and expertise as a business and marketing expert; and

Whereas the Company desires assurance of the association and services of Nunzio Valerie Jr. in order to retain Nunzio Valerie Jr.’s experience, skills, abilities, background and knowledge, and is willing to engage Nunzio Valerie Jr.’s services on the terms and conditions set forth in this Agreement

Whereas Nunzio Valerie Jr. desires to be in the employment of the Company, and is willing to accept such employment on the terms and conditions set forth in this Agreement, and

Whereas the Company wishes to immediately appoint Nunzio Valerie Jr. as the Companies Secretary / Treasurer and director, with duties to include his marketing expertise; and

Now, Therefore, The Parties Agree as Follows:

1.	Engagement.

1.1	Term. The Company hereby employs Nunzio Valerie Jr. (the “Employee”), and the employee hereby accepts employment by the Company, upon the terms and conditions set forth in this Agreement. The term of this Agreement will begin immediately following the execution of this agreement, the Effective Date, and will continue until the (1st) anniversary of the Effective Date, unless terminated earlier in accordance with Section 7 below (the “ Term “).

1.2	Title. The Employee will have the title of Secretary and Treasurer / Director and an Officer to assist in marketing and dealing with shareholders upon signing of this agreement, with this being reflected on the Wyoming Secretary Of State Articles of Incorporation. The Employee will report in the chain of command to the person or persons designated by the Company’s Board of Directors (the “Board”).

1.3	Other Positions. The Employee will also serve in an advisory capacity to management and subsidiaries and any other capacity or capacities to be determined by the Company or the Board of Directors of the Company. The Employee will report in the chain of command to the person or persons designated by the Subsidiaries’

1.4	Board of Directors (the “Subsidiary Board”).

1.5	Employment. The Employee will work for the Company and its subsidiaries on time flexible terms convenient to the Employee. He will not lend any of his knowledge to other, clients, or companies who are competitors to the Company, and will continue to work with current and future clients

2.	Services

2.1	Duties. The Employee will do and perform all services, acts, or things reasonably consistent with his position as stated in section 1.2, all in accordance with the bylaws of the Company and as required by the Board.

2.2	Policies and Practices. The employment relationship between the Parties will be governed by the policies and practices established by the Company and the Board of Directors.

3.	Compensation

Fees. Company agrees to pay Nunzio Valerie Jr. a cash salary in the amount of $10000usd for the year to be agreed and paid to Nunzio Valerie Jr. commencing on May 25 th 2015 following being officially placed as Secretary / Treasurer, Director / Marketing and Investor Relations Officer among other positions. Such payments will be paid based upon the Employee’s time and efforts or as needed and required by the company, in accordance with Company policy. Such Base Salary will be prorated for any partial year of employment on the basis of a 365-day fiscal year or if the employment is prematurely terminated.

3.1	Common Stock. Upon signing of this agreement, The Company shall issue to the Employee a total of 10 (ten million) shares of restricted common stock, from the Company Treasury, at a value of $0.005 per share, with an additional 10 Million shares to be issued 6 (six) months from the date of this agreement.

3.2	Anti-Dilution Adjustments. If, the shares of E ASTON P HARMACEUTICALS , I NC . Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, reverse-split, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period (any such event or any event with a similar effect, an “Anti-Dilution Event”), the Employees shares ratio shall be appropriately and proportionately adjusted on a prorata basis to reflect such Anti-Dilution Event. There shall be no adjustment in the exchange ratio in the event of any change in the price of E ASTON P HARMACEUTICALS , I NC . Common Stock or any other matter, other than for Anti-Dilution Events. For further clarity, the prorata adjustment shall mean and be reflected on all remaining shares the Employee has not sold or liquidated prior to any common stock reclassification.

3.3	Benefits. The Employee will, in accordance with Company policy and the terms of the applicable plan documents, be eligible to participate in benefits under any Employee benefit plan or arrangement which may be in effect from time to time and made available to the Company’s Employee’s or key management employees.

3.4	Employment Taxes. All of the Employee’s compensation will be subject to customary taxes and any other employment taxes as are commonly required to be collected, but shall be the sole responsibility of the Employee to Pay. The Company shall have no responsibility to pay or deduct any taxes on the Employee’s behalf

3.5	Revisions. Modifications to this agreement can be made but only by mutual agreement and with appropriate written documentation.

4.0	Duties Required From Employee.

4.1	Perform day to day operation of the company and act in the same capacity and authority as Secretary / Treasurer / Director / Chief Marketing Director and any other positions agreed to where the employees knowledge and expertise are required.

Assist in attempting to provide approval to Health Canada, United States FDA or other regulatory bodies in markets both in and outside North America related to Viorra, Kenestrin Gel, Skin Renou HA, Common Sense Diagnostic Products and any other products or services on behalf of the company.

Responsible for reviewing, analyzing, and formulating product as well as providing opinions, Research and Development, due diligence expertise on any products as well as provide her business expertise to assist in any other forms to allow the Company to meet its business objectives.

5.	Hold Harmless and Indemnification

5.1	This mutually agreed upon Management Agreement establishes an amicable relationship to assist the Company in the achievement of its corporate development. The Company agrees to indemnify and hold the Employee harmless from any and all loss, damages, claims, causes of action, liabilities and expenses (including but not limited to reasonable investigations and legal expenses) arising out of any claim for loss or damage to property, and any injuries to or death of persons caused by or resulting from the Employees’s negligence or willful misconduct, or any other breach of this contract that is not a result of any work performed or any products developed by the Employee on behalf of the Company.

6.	Term

6.1	The term of this agreement shall be for a minimum of 18 months unless earlier terminated in accordance to its terms. The agreement can be mutually adjusted as agreed to in writing at any future date and will be reviewed at the one year anniversary date of this agreement.

7.	Termination

7.1	This Agreement shall automatically terminate upon a material breach of the Agreement not cured within thirty days after notice by the non-breaching party detailing such breach. There should be no termination of the Agreement without cause.

7.2	If the Employee ceases to work for the Company during the term of this contract, for any reason, the Company will pay to the Employee, and/or the Employee’s heirs, the Employee’s and agreed upon fees, earned through the date of termination at the rate in effect at the time of termination and a prorated amount of the Common Shares set forth in Section 3 earned through the date of termination and the Company will thereafter have no further obligations to the Employee and/or the Employee’s heirs under this Agreement.

8.	Entire Agreement

8.1	This Agreement sets forth the entire understanding of the parties, there being no terms, conditions, promises, warranties or representations other than those contained or referenced herein, and no amendments hereto shall be valid unless made in writing and signed by the parties hereto.

9.	Severability

9.1	If any provision of this agreement is declared or found to be illegal, unenforceable, or void, in whole or in part, it is the intent and agreement of both parties that this Agreement shall be deemed amended by modifying such provisions to the extent necessary to make it legal, valid and enforceable.

10.	Binding Agreement

10.1	Each party is fully competent, authorized and empowered to sign this Agreement and bind each party. Each party has taken the necessary action to make this Agreement fully authorized and binding upon such party. By signing below, each party agrees to be bound by the terms of this Agreement.

10.2	It is understood by both parties that any action by either party should be assumed to be professionally and ethically correct and it is the intent of the contract that is most significant. Both parties agree to address any potential or perceived breach of the Agreement as a misunderstanding to be addressed in a professional, business-like and amiable manner rapidly and in the best interest of the business and project goals.

11.	Representations and Warranties.

11.1	The Employee represents and warrants that the Employee is not restricted or prohibited, contractually or otherwise, from entering into and performing each of the terms and covenants contained in this Agreement, and that the Employee’s execution and performance of this Agreement will not violate or breach any other agreements between the Employee and any other person or entity.

12.	Confidential and Proprietary Information.

12.1	As a condition of employment, the Employee agrees to not divulge any of the Company’s and/or its Affiliates confidential information or trade secrets to others, unless necessitated in the course of doing Company business.

13.	Assignment

13.1	The rights and obligations under this Agreement shall not be transferable by assignment or otherwise, and any purported assignment, transfer or delegation thereof shall be void. This Agreement shall inure to the benefit of, and be binding upon and enforceable by, any purchaser of substantially all of the Company’s assets, any corporate successor to the Company or any Assignee thereof.

14.	Governing Law

14.1	This Agreement shall be governed by and construed in accordance with the laws of the Province Of Ontario in Canada and the State of Wyoming in the United States without regard to conflict of law principles.

15.	Notices

15.1	All notices or demands to be given or made under this agreement shall be transmitted by facsimile, overnight express mail, or registered mail. Mutually acknowledged and agreed to receipt of notices may be made by email transmission for the benefit of both parties.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date set forth below but to be in effect from May 25, 2015.

Easton Pharmaceuticals Inc.	Nunzio Valerie Jr.

/S/ Carla Pepe, CEO	/S/ Nunzio Valerie Jr., Employee